FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 10, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

Cellcom Israel Schedules Third Quarter 2019 Results Release for November 27, 2019
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Conference Call Scheduled for November 27, 2019 at 9:00am ET

Netanya, Israel – November 10, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that it will be releasing its financial results for the third quarter of 2019 on Wednesday, November 27, 2019.

The Company will be hosting a conference call at 9:00am Eastern Time (6:00am Pacific Time, 2:00pm UK time, 4:00pm Israel time). On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-281-1167
UK Dial-in Number: 0-800-917-9141
Israel Dial-in Number: 03- 918-0685
International Dial-in Number:  +972-3-918-0685

at:
9:00 am Eastern Time; 6:00 am Pacific Time;
2:00 pm UK Time; 4:00 pm Israel Time

The conference will be broadcast live on the investor relations section of the Company's website: http://investors.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.745 million cellular subscribers (as at June 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@gkir.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: November 10, 2019	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary